

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 12, 2008

By U.S. Mail and facsimile

Mr. Frank Abbott
Finance Director
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa 1760

      Re: Harmony Gold Mining Company Limited
              Form 20-F for Fiscal Year Ended June 30, 2007
              Filed December 7, 2007
              Response Letter Dated May 15, 2008
              File No. 1-31545

Dear Mr. Abbott:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        H. Roger Schwall
                        Assistant Director

Cc: K. Stertzel
    J. Davis
    K. Schuler
    D. Levy